Exhibit 2.1

STATE OF DELAWARE LIMITED LIABILITY COMPANY	State of Delaware Secretary of State Division of Corporations Delivered 04:40 PM 09/13/2016 FILED 04:40 PM 09/13/2016 SR 20165766398 – File Number 6150690

CERTIFICATE OF FORMATION

This Certificate of Formation of Rabble One, LLC (the “Company”), dated September 13, 2016 is being duly executed and filed by, the undersigned, as an authorized person, for the purpose of forming a limited liability company under provisions and subject to the requirements of the laws of the State of Delaware, including, the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq) (the “LLC Act”).

FIRST:	The name of the limited liability company is Rabble One, LLC.

SECOND:	The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD:	The Company shall have the power to transact all lawful business of every kind and character for which a limited liability company may be organized.

FOURTH:	Notice is hereby given pursuant to Section 18-215(b) of the LLC Act that the debts, liabilities, and obligations incurred, contracted for, or otherwise existing with respect to a particular series of the Company, shall be enforceable against the assets of such series only and not against the assets of the Company generally, or any other series thereof, and none of the debts, liabilities, obligations, and expenses incurred, contacted for, or otherwise existing with respect to the Company generally, or any other series thereof, shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

/s/ Umber Bawa
Umber Bawa,
Authorized Person